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September 29, 2015

Via EDGAR

John Dana Brown

Attorney-Advisor
Office of Transportation and Leisure
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ceres, Inc.
Registration Statement on Form S-1 (File No. 333-206718)

Dear Mr. Brown:

On behalf of Ceres, Inc. (the “Company”), set forth below are the Company’s response to comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 24, 2015 relating to the Company’s registration statement on Form S-1 (File No. 333-206718) filed on September 1, 2015 (the “Registration Statement”), including the prospectus contained therein. For your convenience, the Staff comment is followed by the Company’s response.

Please read this letter in conjunction with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which the Company filed with the Commission on the date hereof. In this letter, all page references set forth in the Company’s response to the Staff’s comment refer to page numbers in Amendment No. 1.

General

1.    Please update your disclosure pursuant to Item 402 of Regulation S-K to include the disclosure as of the end of your most recently completed fiscal year.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Mr. John Dana Brown
Page 2	September 29, 2015

Response:

The Company has updated its disclosure on pages 87 through 93 pursuant to Item 402 of Regulation S-K to include the disclosure as of August 31, 2015, which is the end of the Company’s most recently completed fiscal year.

The Company acknowledges that, when it requests acceleration of the effective date of the pending registration statement, it will provide a written statement acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning this response or Amendment No. 1 to the Company’s Registration Statement, or if you require additional information, please contact me at (212) 848-8244.

Very truly yours,

/s/ Danielle Carbone
Danielle Carbone

cc:	Julie Griffith, Securities and Exchange Commission Richard Hamilton, Ceres, Inc. Wilfriede van Assche, Ceres, Inc.